June 1, 2007

Mr. Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Re:	First Cash Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Filed May 10, 2007
File No. 0-19133

Dear Mr. Moran,

This letter is our response to your comment letter dated May 17, 2007 on the above referenced filings for First Cash Financial Services, Inc. Our responses to each of your numbered comments or questions are detailed in the appropriate sections below.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Notes to the Financial Statements

Note 4 - Acquisition

1.     We note your calculations on Exhibit 4 and response to comment 9 of our letter dated April 24, 2007 regarding the significance of your acquisition of Guaranteed Auto Finance, Inc. and SHAC, Inc., collectively doing business as Auto Master, as reported in Form 8-K filed August 28, 2006 and your compliance with Rule 3-05 of Regulation S-X regarding audited financial statements. According to Article 2.1 of the stock purchase agreement dated August 25, 2006 filed as an exhibit to Form 8-K, the total purchase price was $48,150,000. Your calculation of the significance to total investments uses a purchase price of $33,700,000 which excludes the debt assumed of $14,500,000 that was subsequently retired by you after the transaction closed. When performing tests of significance for total assets, you must include total consideration paid, including amounts relating to liabilities assumed such as the $14,500,000 in this case. Using the total $48,150,000 purchase price, the revised percentage for total investment would be 25.9% instead of the 18.1% calculated on Exhibit 4, and exceeds the hurdle percentage of 20%. Accordingly, the acquisition is considered significant and you are required to provide audited financial statements of Auto Master for the most recent fiscal year of December 31, 2005, along with the latest interim period preceding the acquisition, and the corresponding interim period of the preceding year to comply with Rule 3-05 of Regulation S-X. Please amend Form 8-K filed on August 28, 2006 to include the required audited financial statements of Guaranteed Auto Finance, Inc. and SHAC, Inc., two affiliated companies you acquired, collectively doing business as Auto Master. See paragraph 20 of SFAS 141 and also refer to paragraphs B97 through B98 of SFAS 141.

We agree that such disclosure is appropriate and will amend the Form 8-K filed August 28, 2006 to include the required financial statements and pro forma financial information in the form of Exhibit 1. It is our intention to file the 8-K/A no later than July 13, 2007.

Please feel free to call me or our Executive Vice President and Chief Financial Officer, Doug Orr, at 817-460-3947 should you have any questions or need additional information regarding our response.

Sincerely,

/s/ Rick L. Wessel
Rick L. Wessel
President and Chief Executive Officer

EXHIBIT 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

Current Report
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

August 22, 2006
(Date of Report - Date of Earliest Event Reported)

First Cash Financial Services, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

0-19133	75-2237318
(Commission File Number)	(IRS Employer Identification No.)

690 East Lamar Blvd., Suite 400, Arlington, Texas 76011
(Address of principal executive offices, including zip code)

(817) 460-3947
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

The Company filed a Form 8-K on August 28, 2006 to announce an amendment to its existing long-term bank credit facility, the execution of a definitive stock purchase agreement to acquire all of the common stock of Guaranteed Auto Finance, Inc. and SHAC, Inc., which are two privately held corporations d/b/a collectively as "Auto Master" and expected results of operations for 2006 and 2007.

The purpose of this Current Report on Form 8-K/A is to provide the required financial information related to the acquisition of Auto Master. The Company has not made any other changes to the original filing. This amendment on Form 8-K/A continues to speak as of the date of the original filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred at a later date.

Forward-Looking Information

This report and the included exhibits may contain forward-looking statements about the business, financial condition and prospects of First Cash Financial Services, Inc. ("First Cash" or the "Company"). Forward looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995, can be identified by the use of forward-looking terminology such as "believes," "projects," "expects," "may," "estimates," "should," "plans," "intends," "could," or "anticipates," or the negative thereof, or other variations thereon, or comparable terminology, or by discussions of strategy. Forward-looking statements can also be identified by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends or results. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties. Forward-looking statements in this report include, without limitation, the Company's expectations of earnings per share, earnings growth, revenues, profit margins, expansion strategies, industry growth, acquisition synergies, store openings, future liquidity, and cash flows. These statements are made to provide the public with management's current assessment of the Company's business. Although the Company believes that the expectations reflected in forward looking statements are reasonable, there can be no assurances that such expectations will prove to be accurate. Security holders are cautioned that such forward-looking statements involve risks and uncertainties. The forward-looking statements contained in this report speak only as of the date of this statement, and the Company expressly disclaims any obligation or undertaking to report any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. Certain factors may cause results to differ materially from those anticipated by some of the statements made in this report. Such factors are difficult to predict and many are beyond the control of the Company and may include changes in regional, national or international economic conditions, changes in consumer borrowing and repayment behaviors, credit losses, changes or increases in competition, the ability to locate, open and staff new stores, availability or access to sources of inventory, inclement weather, ability to successfully integrate acquisitions, ability to retain key management personnel, the ability to operate as a credit services organization in Texas, new legislative initiatives or governmental regulations, or changes to existing laws and regulations, affecting payday advance businesses, credit services organizations, pawn businesses and Buy-Here/Pay-Here automotive retailers in both the U.S. and Mexico, unforeseen litigation, changes in interest rates, changes in tax rates or policies, changes in gold prices, changes in energy prices, cost of funds, changes in foreign currency exchange rates, future business decisions, and other uncertainties. These and other risks and uncertainties are indicated in the Company's 2005 Annual Report on Form 10-K (see "Item 1A. Risk Factors") and updated in subsequent quarterly reports on Form 10-Q.

Item 1.01 Entry into a Material Definitive Agreement

On August 22, 2006, the Company entered into an agreement to amend its existing long-term bank credit facility. The primary effect of the amendment was to increase the amount available under the line of credit from $25 million to $50 million and to extend the term of the facility until April 2009. The line of credit will continue to bear interest at the prevailing LIBOR rate plus a fixed margin of 1.375%. In addition, certain existing financial covenants were eliminated, and the covenant restricting the amount of share repurchases was modified to allow a maximum of $40 million annually, with a maximum of $75 million from August 2006 through April 2009. The Third Amendment to the Credit Agreement, dated August 22, 2006, is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

On August 25, 2006 the Company signed a definitive stock purchase agreement (the "Purchase Agreement") to acquire all of the common stock of Guaranteed Auto Finance, Inc. and SHAC, Inc., which are two privately held corporations d/b/a collectively as "Auto Master." The Purchase Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The significant terms of the acquisition are reported in Item 2.01.

The press release announcing the Third Amendment to the Credit Agreement and the execution of the Purchase Agreement is being furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 2.01 Completion of Acquisition or Disposition of Assets

On August 25, 2006, the Company completed the purchase of Guaranteed Auto Finance, Inc. and SHAC, Inc., two privately held corporations d/b/a collectively as "Auto Master." The purchase price for all the common stock of the two companies was $33.7 million. The terms of the transaction and the consideration paid were the result of arm's length negotiations between the Company and the sellers. Prior to the completion of the transaction, neither the Company nor any of its affiliates or officers, directors, or their associates had any material relationship with the sellers. The purchase price was funded through a combination of cash, First Cash's credit facility and notes payable to the selling shareholders of Guaranteed Auto Finance, Inc. and SHAC, Inc. The notes payable to the sellers total $10 million in aggregate and bear interest at 7%, with repayment to be completed over the next four years. One of the notes payable, in the principal amount of $1 million, is convertible after one year into 55,555 shares of the Company's common stock, at a conversion price of $18.00 per share.

Auto Master, based in Northwest Arkansas, owns and operates eight Buy-Here/Pay-Here automobile dealerships located in Arkansas, Missouri and Oklahoma, which specialize in the sale of clean, moderately-priced used vehicles. The customers of Auto Master, many of whom are under-banked or otherwise credit-challenged, typically utilize the dealerships' in-house financing programs, which feature affordable down payments and weekly or bi-weekly payment plans.

Vehicle inventory purchases are typically processed through a central reconditioning facility located in Northwest Arkansas, near Bentonville, for necessary repairs and detailing before being delivered to the retail locations. The consolidated purchasing and reconditioning functions, along with centralized inventory and sales management, allow Auto Master to expect retail margins of 50% or better on its vehicle sales. Most of the Company's underwriting, legal collection and other administrative functions are based at the same central facility. The Company expects to retain Auto Master's current management team and the administrative operational support facility located in Tontitown, Arkansas.

The revenues of Auto Master, which are comprised primarily of retail automobile sales and finance charges on the financing of the retail sales, totaled $44 million in its 2005 fiscal year and $34 million for the seven months ended July 31, 2006. Auto Master sold approximately 4,600 automobiles from its retail dealerships in 2005 and approximately 3,400 automobiles for the seven months ended July 31, 2006. The average retail price for Auto Master's vehicles is approximately $9,000. Auto Master targets gross profit margins from the retail sale of vehicles, net of allowances for uncollectible receivables, of approximately 30%.

Notes receivable from customers of Auto Master, net of allowances for uncollectible accounts, totaled approximately $30 million at July 31, 2006, while inventories totaled $3 million at that date. Auto Master expects that the average effective interest income yield on net customer receivables will typically range from 9% to 11%. At July 31, 2006, Auto Master had interest bearing debt of approximately $15 million, which the Company retired on the closing date, utilizing funds available under its own credit facility. Goodwill and other identified intangible assets arising from the acquisition are expected to total approximately $18 million.

Auto Master was founded in 1989 and its growth has been accomplished through de novo Buy-Here/Pay-Here dealership openings. It expects new dealership locations to become profitable within two to four months of their opening date and the dealerships are expected to generate positive monthly cash flow within approximately 24 months of opening.

This description of the Purchase Agreement is qualified in its entirety to the full text of the Purchase Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The press release announcing the transaction is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 2.02 Results of Operations and Financial Condition

On August 28, 2006, the Company announced that it expects diluted earnings per share for 2006 will be in a range of $0.96 to $0.97, which exceeds its previously released guidance. The Company has initiated diluted earnings per share guidance for 2007 in a projected range of $1.25 to $1.30 per share. The Company also announced that it expects to open a total of 70 to 75 new pawn and short-term advance stores in 2007. In addition, with the acquisition of Auto Master, the Company plans to open 3 to 5 new Buy-Here/Pay-Here dealerships during the remainder of 2006 and 2007.

A copy of the Company's news release containing these announcements is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure

The press release announcing the execution of the Purchase Agreement, the Third Amendment to the Credit Agreement and expected results of operations is being furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(a) Financial statements of businesses acquired:

Independent auditor's report

Financial statements of Auto Master as of and for the year ended December 31, 2005

Financial statements of Auto Master as of and for the six months ended June 30, 2006 and 2005 (unaudited)

(b) Pro forma financial information:

Unaudited combined pro forma Condensed Interim Balance Sheets of First Cash Financial Services, Inc. and Auto Master as of June 30, 2006

Unaudited combined pro forma Condensed Interim Statements of Income for First Cash Financial Services, Inc. and Auto Master for the year ended December 31, 2005 and for the six months ended June 30, 2006 and 2005

(d) Exhibits:

2.1 Stock Purchase Agreement dated August 25, 2006 between Auto Master and First Cash Financial Services, Inc. (1)

10.1 Third Amendment to the Credit Agreement dated August 22, 2006. (2)

99.1 Press Release dated August 28, 2006 announcing the Company's acquisition of a Buy-Here/Pay-Here automotive retailer, Auto Master. (3)

(1) Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on August 28, 2006.

(2) Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 28, 2006.

(3) Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on August 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 13, 2007	FIRST CASH FINANCIAL SERVICES, INC.
(Registrant)

/s/
R. Douglas Orr
Chief Accounting Officer

EXHIBIT INDEX
Exhibit Number	Document

2.1	Stock Purchase Agreement dated August 25, 2006.
10.1	Third Amendment to the Credit Agreement dated August 22, 2006.
99.1	Press Release dated August 28, 2006.